UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

( ) Form 3 Holdings Reported.

( ) Form 4 Transactions Reported.

  Name and Address of Reporting Person

  Hackett, Terry C.

  C/o Cedar Fair, L.P.

  One Cedar Point Drive

  Sandusky, Ohio 44870-5259

  Issuer Name and Ticker or Trading Symbol

  Cedar Fair, L.P. (FUN)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)
  Statement for Month/Year

  12/2002

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  ( ) Director ( ) 10% Owner

  ( ) Officer (give title below) (X) Other (specify below)

  Former Director

  Individual or Joint/Group Reporting (Check applicable line)

(X) Form filed by One Reporting Person

( ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Owner-ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	A/D	Price
Units of Limited Partner Interest	12/13/02	G	430	D		476,737	I	By wife as sole shareholder of corporation
Units of Limited Partner Interest						100	I	By self as custodian for child

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
						Date Exer-cisable	Expira-tion Date
				(A)	(D)
Call options to purchase limited partnership units	20.60					(1)	3/7/11

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(continued)
7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
Units of limited partner interest	1,500		1,500	D

Explanation of Responses:

  Options vest at a rate of 20% per year on each anniversary date, beginning on March 7, 2002.

**SIGNATURE OF REPORTING PERSON

/s/ Terry C. Hackett

DATE

02/14/03

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).